UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 49)*

ECHOSTAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Chief Legal Officer and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Charles W. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,307,930 SHARES (1) (2) 1,497,891 SIXTY DAY SHARES (3)
	8.	SHARED VOTING POWER 143,533,103 SHARES (1) (4)
	9.	SOLE DISPOSITIVE POWER 2,307,930 SHARES (1) (2) 1,497,891 SIXTY DAY SHARES (3)
	10.	SHARED DISPOSITIVE POWER 143,533,103 SHARES (1) (4)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 147,338,924

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 54.0% (5)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) and Class B Common Stock, $0.001 par value per share (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”). The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 2,229,986 shares of Class A Common Stock beneficially owned directly by Mr. Ergen; (ii) 11,280 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network Corporation (“DISH Network”) 401(k) Employee Savings Plan (the “DISH Network 401(k) Plan”); and (iii) 66,664 shares of Class B Common Stock beneficially owned directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 203 shares of Class A Common Stock beneficially owned directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 1,189 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 9,966 shares of Class A Common Stock beneficially owned by one of Mr. Ergen’s children; (iv) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vi) 3,693,428 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2022 SATS GRAT (the “2022 March GRAT”); (vii) 2,687,900 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2022 SATS GRAT (the “2022 June GRAT”); (viii) 5,181,574 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2022 SATS GRAT (the “2022 December GRAT”); (ix) 9,122,802 shares of Class A Common Stock and 9,824,556 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2023 DISH GRAT (the “2023 May DISH GRAT”); (x) 14,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2023 SATS GRAT (the “2023 June GRAT”); (xi) 31,403,491 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year June 2023 DISH GRAT (the “2023 June DISH GRAT”); and (xii) 28,799,989 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year December 2023 SATS GRAT (the “2023 December GRAT”).

(5) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mr. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 31, 2023. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 91.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mr. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 31, 2023).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Cantey M. Ergen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 142,756,694 SHARES (1) (2) 7,032 SIXTY DAY SHARES (3)
	8.	SHARED VOTING POWER 3,084,339 SHARES (1) (4)
	9.	SOLE DISPOSITIVE POWER 105,215,132 SHARES (1) (5) 7,032 SIXTY DAY SHARES (3)
	10.	SHARED DISPOSITIVE POWER 40,625,901 SHARES (1) (6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 145,848,065

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 53.8% (7)

14.	TYPE OF REPORTING PERSON IN

(1) Includes shares of Class A Common Stock and Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 203 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 1,189 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 3,693,428 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 March GRAT; (v) 2,687,900 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 June GRAT; (vi) 5,181,574 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 December GRAT; (vii) 9,122,802 shares of Class A Common Stock and 9,824,556 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 May DISH GRAT; (viii) 14,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June GRAT; (ix) 31,403,491 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June DISH GRAT; and (x) 28,799,989 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 December GRAT. Mrs. Ergen exercises voting power with respect to Telluray Holdings and each of the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT and the 2023 December GRAT independently and, with respect to the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT and the 2023 December GRAT, in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because Mrs. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 2,229,986 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 11,280 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 66,664 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 9,966 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; and (v) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen.

(5) Consists of: (i) 203 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen; (ii) 1,189 shares of Class A Common Stock beneficially owned indirectly by Mrs. Ergen in the DISH Network 401(k) Plan; (iii) 3,693,428 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 March GRAT; (iv) 2,687,900 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 June GRAT; (v) 5,181,574 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2022 December GRAT; (vi) 9,122,802 shares of Class A Common Stock and 9,824,556 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 May DISH GRAT; (vii) 14,500,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June GRAT; (viii) 31,403,491 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 June DISH GRAT; and (ix) 28,799,989 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the 2023 December GRAT. Mrs. Ergen exercises dispositive power with respect to each of the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT and the 2023 December GRAT independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(6) Consists of: (i) 2,229,986 shares of Class A Common Stock beneficially owned directly by Mrs. Ergen’s spouse, Mr. Ergen; (ii) 11,280 shares of Class A Common Stock beneficially owned indirectly by Mr. Ergen in the DISH Network 401(k) Plan; (iii) 66,664 shares of Class B Common Stock beneficially owned directly by Mr. Ergen; (iv) 9,966 shares of Class A Common Stock beneficially owned by one of Mrs. Ergen’s children; (v) 766,443 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; and (vi) 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(7) Based on 139,882,276 of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming the conversion of only the shares of Class B Common Stock beneficially owned by Mrs. Ergen into Class A Common Stock and giving effect to the exercise of options held by Mrs. Ergen that are either currently exercisable as of, or may become exercisable within 60 days after, December 31, 2023. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen may be deemed to beneficially own equity securities of EchoStar representing approximately 91.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock and giving effect to the exercise of options held by Mrs. Ergen thar are either exercisable as of, or may become exercisable within 60 days after, December 31, 2023).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year March 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 3,693,428 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 3,693,428 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 3,693,428

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 2.6% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2022 March GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 March GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 March GRAT may be deemed to beneficially own would be approximately 1.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 March GRAT beneficially owns equity securities of EchoStar representing approximately 2.5% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 2,687,900 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 2,687,900 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 2,687,900

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 1.9% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2022 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 June GRAT may be deemed to beneficially own would be approximately 1.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 June GRAT beneficially owns equity securities of EchoStar representing approximately 1.8% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year December 2022 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 5,181,574 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,181,574 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 5,181,574

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 3.6% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2022 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2022 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2022 December GRAT may be deemed to beneficially own would be approximately 1.9%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2022 December GRAT beneficially owns equity securities of EchoStar representing approximately 3.6% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year May 2023 DISH GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 18,947,358 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 18,947,358 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 18,947,358

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 12.7% (2)

14.	TYPE OF REPORTING PERSON OO

(1) Includes 9,122,802 shares of Class A Common Stock and 9,824,556 shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 May DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 May DISH GRAT may be deemed to beneficially own would be approximately 7.0%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 May DISH GRAT beneficially owns equity securities of EchoStar representing approximately 7.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2023 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 14,500,000 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 14,500,000 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 14,500,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 9.4% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2023 June GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 June GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 June GRAT may be deemed to beneficially own would be approximately 5.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 June GRAT beneficially owns equity securities of EchoStar representing approximately 10.0% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year June 2023 DISH GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 31,403,491 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 31,403,491 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 31,403,491

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 18.3% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2023 June DISH GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 June DISH GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 June DISH GRAT may be deemed to beneficially own would be approximately 11.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 June DISH GRAT beneficially owns equity securities of EchoStar representing approximately 21.6% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Ergen Two-Year December 2023 SATS GRAT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 28,799,989 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 28,799,989 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 28,799,989

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 17.1% (2)

14.	TYPE OF REPORTING PERSON OO

(1) All of the shares beneficially held by the 2023 December GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by the 2023 December GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the 2023 December GRAT may be deemed to beneficially own would be approximately 10.6%. Because each share of Class B Common Stock is entitled to 10 votes per share, the 2023 December GRAT beneficially owns equity securities of EchoStar representing approximately 19.8% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

CUSIP No. 278768 106

1.	NAME OF REPORTING PERSON
Telluray Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 37,541,562 SHARES (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 37,541,562 SHARES (1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON 37,541,562

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 21.4% (2)

14.	TYPE OF REPORTING PERSON OO

(1) Includes shares of Class A Common Stock and Class B Common Stock, of which Telluray Holdings is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. Consists of: (i) 2,350,696 shares of Class A Common Stock; and (ii) 35,190,866 shares of Class B Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(2) Based on 139,882,276 shares of Class A Common Stock outstanding on December 31, 2023 (estimated post-conversion at closing of the transaction described in Item 4 without giving effect to fractional shares) and assuming conversion of only the shares of Class B Common Stock beneficially owned by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to beneficially own would be approximately 13.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings beneficially owns equity securities of EchoStar representing approximately 24.4% of the voting power of EchoStar (assuming no conversion of any Class B Common Stock).

ITEM 2.	Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the 2022 March GRAT; (d) the 2022 June GRAT; (e) the 2022 December GRAT; (f) the 2023 May DISH GRAT; (g) the 2023 June GRAT; (h) the 2023 June DISH GAT: (i) the 2023 December GRAT; and (j) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of EchoStar, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of EchoStar and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C)  2022 March GRAT

The 2022 March GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 March GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 March GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 3,693,428 shares of Class B Common Stock held by the 2022 March GRAT, except as set forth in Item 6.

(D) 2022 June GRAT

The 2022 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 2,687,900 shares of Class B Common Stock held by the 2022 June GRAT, except as set forth in Item 6.

(E) 2022 December GRAT

The 2022 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2022 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2022 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 5,181,574 shares of Class B Common Stock held by the 2022 December GRAT, except as set forth in Item 6.

(F) 2023 May DISH GRAT

The 2023 May DISH GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2023 May DISH GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2023 May DISH GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 9,122,802 shares of Class A Common Stock and 9,824,556 shares of Class B Common Stock held by the 2023 May DISH GRAT, except as set forth in Item 6.

(G) 2023 June GRAT

The 2023 June GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2023 June GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2023 June GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 14,500,000 shares of Class B Common Stock held by the 2023 June GRAT, except as set forth in Item 6.

(H) 2023 June DISH GRAT

The 2023 June DISH GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2023 June DISH GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2023 June DISH GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 31,403,491 shares of Class B Common Stock held by the 2023 June DISH GRAT, except as set forth in Item 6.

(I) 2023 December GRAT

The 2023 December GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The 2023 December GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2023 December GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 28,799,989 shares of Class B Common Stock held by the 2023 December GRAT, except as set forth in Item 6.

(J) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established for the benefit of his family are the members of Telluray Holdings. Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings. As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings. As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and shares of Class B Common Stock held by Telluray Holdings.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on October 2, 2023, EchoStar entered into the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with DISH Network and EAV Corp., a Nevada corporation and a wholly-owned subsidiary of EchoStar (“Merger Sub”). Pursuant to the Merger Agreement, on December 31, 2023, EchoStar acquired DISH Network by means of the merger of Merger Sub with and into DISH Network (the “Merger”), with DISH surviving the Merger as a wholly-owned subsidiary of EchoStar.

On the terms and subject to the conditions set forth in the Merger Agreement, on December 31, 2023, at 11:59 p.m. ET (the “Effective Time”), each share of DISH Network Class A Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Class A Common Stock equal to 0.350877 (the “Exchange Ratio”). On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of DISH Class B Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Class B Common Stock equal to the Exchange Ratio. The description contained in this Item 4 of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is described in EchoStar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2023 and is incorporated herein by reference.

The Class A Common Stock and Class B Common Stock issued to the Reporting Persons as Merger consideration was issued through a private placement exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). At the Effective Time, each share of Class A Common Stock of DISH Network then owned by the Reporting Persons was converted into the right to receive a number of shares of Class A Common Stock equal to the Exchange Ratio, and (b) each share of Class B Common Stock of DISH Network then owned by the Reporting Persons was converted into the right to receive a number of shares of Class B Common Stock equal to the Exchange Ratio. As a result, at the Effective Time, the Reporting Persons acquired the following shares of Class A Common Stock and/or Class B Common Stock, respectively: (i) Mr. Ergen: 30,028 shares of Class A Common Stock and 50,732 shares of Class B Common Stock; (ii) Mrs. Ergen: 156 shares of Class A Common Stock; (iii) the 2023 May DISH GRAT: 9,122,802 shares of Class A Common Stock and 9,824,556 shares of Class B Common Stock; (iv) the 2023 June DISH GRAT: 31,403,491 shares of Class B Common Stock; (v) the 2023 December GRAT: 19,999,989 shares of Class B Common Stock; and (vi) Telluray Holdings: 2,350,696 shares of Class A Common Stock and 22,382,661 shares of Class B Common Stock.

In connection with the completion of the Merger, and pursuant to the Amended and Restated Support Agreement, dated as of October 2, 2023, by and among EchoStar, DISH and the Reporting Persons, on December 31, 2023, EchoStar and the Reporting Persons entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides the Reporting Persons, and their affiliates who become parties thereto, with certain registration rights relating to the shares of Class A Common Stock and Class B Common Stock, which they beneficially own, including the right to demand shelf registration as well as registration on long and short form registration statements. The Reporting Persons also have “piggyback” registration rights to be included in future registered offerings by EchoStar of its equity securities. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.1 in EchoStar’s Current Reprot on Form 8-K filed with the Securities and Exhange Commission on January 2, 2024 and incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) This filing is for the cumulative share holdings of an affiliated group as of the close of business on December 31, 2023. See Items 11 and 13 of the cover pages to this Amendment No. 49 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons. The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 239,519 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family. Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 2,350,696 shares of Class A Common Stock and 35,190,866 shares of Class B Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b) See Items 7 through 10 of the cover pages to this Amendment No. 49 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than: (i) as described herein; and (ii) as reflected in Amendment No. 47 and Amendment No. 48 to this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Except as disclosed below, none of Mr. Ergen, Mrs. Ergen, the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT, the 2023 December GRAT or Telluray Holdings is a party to any contracts, arrangements, understandings or relationships, including but not limited to, transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Each of the trust agreements for the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT and the 2023 December GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT or the 2023 December GRAT, respectively, unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of each of the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT and the 2023 December GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT and the 2023 December GRAT, respectively.

A “Change of Control Event” will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total equity interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests such that he owns beneficially less than 50% of the total equity interests that he owned beneficially immediately following the grant of shares to the 2022 March GRAT, the 2022 June GRAT, the 2022 December GRAT, the 2023 May DISH GRAT, the 2023 June GRAT, the 2023 June DISH GRAT or the 2023 December GRAT, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year March 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated March 31, 2022 and filed with the Securities and Exchange Commission on April 1, 2022)

Exhibit F: Power of Attorney for Two-Year June 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2022 and filed with the Securities and Exchange Commission on June 24, 2022)

Exhibit G: Power of Attorney for Two-Year December 2022 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated December 21, 2022 and filed with the Securities and Exchange Commission on December 22, 2022)

Exhibit H: Power of Attorney for Two-Year June 2023 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2023 and filed with the Securities and Exchange Commission on June 26, 2023)

Exhibit I: Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-33807))

Exhibit J: Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-33807))

Exhibit K: Power of Attorney for Two-Year December 2023 SATS GRAT (incorporated by reference from Exhibit K to the reporting person’s Schedule 13D dated December 22, 2023 and filed with the Securities and Exchange Commission on December 27, 2023)

Exhibit L: Registration Rights Agreement, dated as of December 31, 2023, among EchoStar Corporation, Charles W. Ergen, Cantey M. Ergen and other signatories thereto (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated December 31, 2023 and filed with the Securities and Exchange Commission on January 2, 2024 (File No. 001-33807))

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: January 3, 2024	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2022 SATS GRAT

Dated: Janaury 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2022 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2023 DISH GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2023 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

Exhibit B: Power of Attorney for Charles W. Ergen (incorporated by reference from Exhibit B to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020).

Exhibit C: Power of Attorney for Cantey M. Ergen (incorporated by reference from Exhibit C to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit D: Power of Attorney for Telluray Holdings, LLC (incorporated by reference from Exhibit J to the reporting person’s Schedule 13D dated November 30, 2020 and filed with the Securities and Exchange Commission on December 1, 2020)

Exhibit E: Power of Attorney for Two-Year March 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated March 31, 2022 and filed with the Securities and Exchange Commission on April 1, 2022)

Exhibit F: Power of Attorney for Two-Year June 2022 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2022 and filed with the Securities and Exchange Commission on June 24, 2022)

Exhibit G: Power of Attorney for Two-Year December 2022 SATS GRAT (incorporated by reference from Exhibit I to the reporting person’s Schedule 13D dated December 21, 2022 and filed with the Securities and Exchange Commission on December 22, 2022)

Exhibit H: Power of Attorney for Two-Year June 2023 SATS GRAT (incorporated by reference from Exhibit H to the reporting person’s Schedule 13D dated June 23, 2023 and filed with the Securities and Exchange Commission on June 26, 2023)

Exhibit I: Support Agreement dated as of August 8, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated August 8, 2023 and filed with the Securities and Exchange Commission on August 8, 2023 (File No. 001-33807))

Exhibit J: Amended and Restated Support Agreement dated as of October 2, 2023 (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated October 3, 2023 and filed with the Securities and Exchange Commission on October 3, 2023 (File No. 001-33807))

Exhibit K: Power of Attorney for Two-Year December 2023 SATS GRAT (incorporated by reference from Exhibit K to the reporting person’s Schedule 13D dated December 22, 2023 and filed with the Securities and Exchange Commission on December 27, 2023)

Exhibit L: Registration Rights Agreement, dated as of December 31, 2023, among Echotar Corporation, Charles W. Ergen, Cantey M. Ergen and the other signatories thereto (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K of EchoStar Corporation dated December 31, 2023 and filed with the Securities and Exchange Commission on January 2, 2024 (File No. 001-33807))

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

Dated: January 3, 2024	/s/ Robert J. Hooke
Charles W. Ergen by Robert J. Hooke, attorney-in-fact

CANTEY M. ERGEN

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MARCH 2022 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2022 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2022 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR MAY 2023 DISH GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR JUNE 2023 DISH GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

ERGEN TWO-YEAR DECEMBER 2023 SATS GRAT

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Trustee by Robert J. Hooke, attorney-in-fact

TELLURAY HOLDINGS, LLC

Dated: January 3, 2024	/s/ Robert J. Hooke
Cantey M. Ergen, Manager by Robert J. Hooke, attorney-in-fact